

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2026

Nan Zheng
Chief Executive Officer and Chief Financial Officer
Wetour Robotics Limited
Room 7003
3300 N Interstate 35 Ste 700
Austin, TX 78705

      Re: Wetour Robotics Limited
           Registration Statement on Form F-3
           Filed April 30, 2026
           File No. 333-295457

Dear Nan Zheng:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg at 202-551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Lawrence S. Venick, Esq., of Loeb & Loeb LLP